Mail Stop 4561

December 16, 2008

Mr. David Lichtenstein
Chief Executive Officer
Lightstone Value Plus Real Estate Investment Trust II, Inc.
326 Third Street
Lakewood, New Jersey 08701

      Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.
                Amendment No. 4 to Registration Statement on Form S-11
                Filed December 4, 2008
                File No. 333-151532

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   According to a December 8, 2008, article appearing in The Wall Street Journal, Extended Stay Hotels Inc. is experiencing financial difficulties that could result in Lightstone turning the hotel chain over to its lenders. According to a December 9, 2008, article appearing in Reuters, Fitch Ratings has cut its ratings on certain bonds associated with Extended Stay and occupancy rates have fallen. If true, please update both the registration statement and sales literature to include disclosure regarding these events in all relevant places. For example, please

update the disclosure under the heading "Adverse Business Developments" and "Additional Adverse Business Developments" on pages 73 and 74. Please also consider the necessity for updating other sections of the registration statement, such as disclosure regarding the sponsor's portfolio under the heading of "Management – Overview" on page 76. Additionally, please make any necessary changes to the sales literature, such as disclosure regarding the total value of real estate owned by Lightstone. Finally, please also disclose all other foreclosures, loan defaults or other financial difficulties related to the sponsor's properties.

Table I, page A-8

2.   We note your response to our prior comment 10 but do not believe that you have adequately addressed our comment. The "total acquisition cost" line item should aggregate all of the fees and costs above it so that it reflects the percentage of the amount raised that was spent on property acquisitions. Currently, the figures in this line item do not seem to aggregate these fees and costs. Please revise or advise.

Table II, page A-9

3.   We note your response to prior comment 11 and reissue the comment, as it appears that you have not revised Table II as stated. Please tell us how the dollar amount of cash generated from operations before deducting payments to the sponsor disclosed in Table II for Belz Outlets, Dakota Square Mall, and Williamsburg Mazel Outlets reconcile to the amounts disclosed in Table III for each of these programs.

Table III, page A-10

4.   Please revise Table III for DL-DW Holdings LLC to change the description of the following line items:

- "GAAP income (loss)" to "Taxable income (loss)",

- "GAAP distribution data per $1,000 invested" to "Tax and distribution data per $1,000 invested", and

- "GAAP results:" to "Federal income tax results:"

5.   Please confirm the amount of the ordinary income (loss) from operations per $1,000 invested in 2007 for Williamsburg Mazel Outlets. We note your disclosure that the total loss from operations in 2007 was $1,111,956 and the total dollar amount raised was $10,566,669, resulting in an ordinary loss from operations of approximately $105 per $1,000 invested.

6.   Please revise Table III for the Prime Outlets Portfolio program to disclose Ordinary income (loss) from recapture per $1,000 investment for each year presented and to correct the amount of cash distributions to investors per $1,000 invested on an income tax basis to reconcile this amount to the cash distributions to investors on a cash basis.

Sales Literature

7.   We note your response to our prior comment 3. Please provide additional disclosure in the sales literature focusing on the differences between the NCREIF index and the types of real estate that you intend to acquire. In particular, please disclose the differences in portfolio size and composition between your future property portfolio and the NCREIF index and the difference in quality of properties between the two indices. Please describe how such differences are likely to affect the comparability between your future property portfolio and the NCREIF index. Please also disclose, as you do in the registration statement, that you may not be able to execute your diversification strategy due to various factors, such as difficulty in borrowing funds, and discuss how a small, non-diversified portfolio would compare with the NCREIF index.

8.   We note your response to prior comment 6. If you retain a description of properties owned by prior programs, this information must be balanced. Currently, the disclosure appears to focus on a few examples of successful investments by Lightstone I rather than providing a balanced summary of the program's overall performance. Please revise the sales literature to provide a more balanced summary of the prior program, including a summary of adverse business developments.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

        Sincerely,

        Karen J. Garnett
        Assistant Director

cc: Peter M. Fass, Esq.